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                                                                       EXHIBIT 6

                            [HAMBRECHT & QUIST LOGO]

August 5, 1999

Confidential

The Board of Directors
CoCensys, Inc.
201 Technology Drive
Irvine, CA 92618

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of CoCensys, Inc. ("CoCensys" or the "Company") of the consideration to be received by such shareholders in connection with the proposed merger of Purdue Acquisition Corporation ("Merger Sub"), a wholly owned subsidiary of Purdue Pharma L.P. ("Acquirer"), with and into the Company (the "Proposed Transaction") pursuant to the Agreement and Plan of Merger dated as of August 5, 1999, among Acquirer, Merger Sub, and the Company (the "Agreement").

     We understand that the terms of the Agreement provide, among other things, that (i) Merger Sub will effect a combination with the Company by way of a merger of Merger Sub with and into the Company (the "Merger") which Merger may be preceded by a tender offer (the "Offer") to purchase all the outstanding shares of common stock upon the terms and subject to the conditions set forth in the agreement; and (ii) the Merger Sub will subsequently be merged with and into the Company in a transaction that will provide the holders of Common Stock with $1.16 per share in cash ("Merger Consideration").

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of CoCensys in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to the Company and have received fees for rendering these services. Hambrecht & Quist was the co-manager on the Company's Initial Public Offering of common stock on January 29, 1993 and placement agent on the Company's private placement of common stock on January 24, 1996. In the ordinary course of business, Hambrecht & Quist has acted as a market maker and broker in the publicly traded securities of the Company and has received customary compensation in connection therewith, and has also provided research coverage for the Company. In the ordinary course of business, Hambrecht & Quist has actively traded in the equity and derivative securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to the Company.

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

          (i) reviewed the publicly available financial statements of the Company for recent years and interim periods to date and certain other relevant financial and operating data of the Company made available to us from published sources and from the internal records of the Company;
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          (ii) reviewed certain internal financial and operating information, including certain projections, relating to the Company prepared by the senior management of the Company;

          (iii) discussed the business, financial condition and prospects of the Company with certain members of senior management;

          (iv) reviewed the recent reported prices and trading activity for the common stock of the Company and compared such information and certain financial information for the Company with similar information for certain other companies engaged in businesses we consider comparable;

          (v) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

          (vi) reviewed the Agreement dated August 5, 1999;

          (vii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning the Company considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of the Company, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of the Company. For purposes of this opinion, we have assumed that neither Acquirer nor the Company is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. In rendering this opinion, we have assumed that the proposed merger will be consummated substantially on the terms discussed in the Agreement, without any waiver of any material terms or conditions by any party thereto.

     It is understood that this letter is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any proxy statement or solicitation / recommendation statement, as the case may be, in connection with the Proposed Transaction. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transaction.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          HAMBRECHT & QUIST LLC

                                          By/s/ Paul B. Cleveland
                                            Paul B. Cleveland
                                            Managing Director